UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PETROQUEST ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

716748306
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716748306	13G	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Divisar Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(1)	Based on 25,587,441 shares of Common Stock outstanding as of October 30, 2018, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 716748306	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Steven Baughman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(2) See Note (1) Above

CUSIP No. 716748306	13G	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

PETROQUEST ENERGY, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 E. Kaliste Saloom Rd., Suite 6000

Lafayette, Louisiana 70508

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Divisar Capital Management LLC

(ii)	Mr. Steven Baughman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Divisar Capital Management LLC

275 Sacramento Street, 8th Floor

San Francisco, CA 94111

(ii)	Mr. Steven Baughman

c/o Divisar Capital Management LLC

275 Sacramento Street, 8th Floor

San Francisco, CA 94111

Item 2(c).	Citizenship:

(i)	Divisar Capital Management LLC – DE

(ii)	Mr. Steven Baughman – USA

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

716748306

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 716748306	13G	Page 4 of 8 Pages

Item 4.	Ownership

(i)	Divisar Capital Management LLC

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0% (See Note 3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)	Steven Baughman

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0% (See Note 3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 716748306	13G	Page 5 of 8 Pages

Note 3:

Based on 25,587,441 shares of Common Stock outstanding as of October 30, 2018, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 716748306	13G	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 716748306	13G	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 12, 2019

DIVISAR CAPITAL MANAGEMENT LLC By: /s/ Steven Baughman Name: Steven Baughman Title: Managing Member STEVEN BAUGHMAN By: /s/ Steven Baughman

CUSIP No. 716748306	13G	Page 8 of 8 Pages